CDOOR CORP
                             20 A Rehov Sharei Torah
                             Bayit Vegan, Jerusalem
                                  Israel, 96387

January 10, 2006

H. Christopher Owings
Ellie Quarles
Securities and Exchange Commission
100 F Street, NW Washington, D.C.
20549-0305

RE:   CDOOR Corp.
      Form SB-2
      File No: 333-128399
      Date of Third Comment Letter: December 23, 2005

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 23, 2005 relating to the Registration Statement on Form SB-2 of Cdoor Corp. The answers set forth herein refer to and respond to each of the comments by number.

Cover Page

1. As per the Staff's comment and our discussion with the Staff, we have revised the dilution disclosure accordingly.

2. We note the Staff's comment. We hereby confirm that we will comply with the Staff's comment and immediately engage an accounting firm that is more appropriate for our circumstances effective for our fiscal year ended December 31, 2005. We have explained our situation to two U.S. audit firms, both of which are members of the PCAOB. They are reviewing our financials and we look forward to receiving a price and timing proposal from them.

3. An updated signed consent is filed as an exhibit with our amendment to our Form SB-2/A

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Thank you in advance for your attention to this project. We hope that this response satisfies the Staff's comments.

Very truly yours


/s/ Lavi Krasney
-----------------------
Lavi Krasney
Chief Executive Officer